Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

OF GLUCOTRACK, INC.

Glucotrack, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is Glucotrack, Inc.

2. The Certificate of Incorporation of the Corporation is hereby amended to increase the authorized shares of the Corporation’s common stock, par value $0.001 per share, by deleting the first paragraph under Article IV and replacing such paragraph with the following:

“The total number of shares of common stock which the Corporation is authorized to issue is 250,000,000 shares, par value $0.001 per share (“Common Stock”), and the total number of shares of preferred stock which the Corporation is authorized to issue is 10,000,000 shares, par value $0.001 per share.”

3. This Certificate of Amendment has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

5. This Certificate of Amendment and the amendment to the Certificate of Incorporation effected hereby shall be effective immediately upon filing.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name as of the 3rd day of January, 2025.

GLUCOTRACK, INC.

By:	/s/ Paul V. Goode
Name:	Paul V. Goode
Name:	Chief Executive Officer